UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In December 2022, Otonomo Technologies Ltd. (the “Company”) initiated a workforce reduction of a significant number of its employees as the Company adjusts its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals.  In connection with the workforce reduction, the Company is sunsetting its artificial Intelligence (AI) platform that transforms behavioral data into actionable insights (“MI services”). The Company continues to focus on recurring revenue opportunities and believes the resources dedicated to MI services can be better utilized in other aspects of the Company’s business.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-264771) and Form S-8 (File No. 333-261641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTONOMO TECHNOLOGIES LTD.
By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: December 14, 2022